EXHIBIT 99.1

UMEWORLD LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2013 AND SEPTEMBER 30, 2012
(Unaudited)
(All amounts in US Dollars)

	March 31,	September 30,
	2013	2012
CURRENT ASSETS	(Unaudited)	(Audited)
Cash and Cash Equivalents	$25,128	$4,342
Accounts Receivable	252,590	108,982
Deposit	19,425,347	19,425,347
Deferred Financing Cost	20,000	20,000
Prepayment	3,548	2,505
TOTAL CURRENT ASSETS	19,726,613	19,561,176
NON-CURRENT ASSETS
Loan Receivable	1,585,702	1,574,654
TOTAL ASSETS	21,312,315	21,135,830
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	549,452	535,594
TOTAL CURRENT LIABILITIES	549,452	535,594
NON-CURRENT LIABILITIES
Notes Payable (Note 3)	926,148	995,912
TOTAL LIABILITIES	1,475,600	1,531,506

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2012; March 31, 2013- 89,036,000 (Notes 5-7)	8,904	8,904
Additional paid-in capital	38,568,360	38,568,360
Deficit	(18,901,748)	(19,122,924)
Accumulated Other Comprehensive Loss	(2,796)	(5,518)
Non-controlling Interest	163,995	155,502
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	19,836,715	19,604,324
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$21,312,315	$21,135,830

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended March 31, 2013	3 months ended March 31, 2012	6 months ended March 31, 2013	6 months ended March 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
License Fees and Royalties	$90,000	$30,948	$460,329	$66,631
Other Income		170,300		170,300
Total Revenues	$90,000	$201,248	$460,329	$236,931

General and Administrative Expenses	95,031	88,391	191,788	178,573
Depreciation	0	865	0	1,519
Gain/(Loss) from Operations	(5,031)	111,992	268,541	56,839

OTHER INCOME
Other Income	2,962	0	6,493	0
Interest Income	373	0	817	0
OTHER EXPENSES
Interest Expense, net	22,467	24,853	46,862	48,866
Gain/(Loss) before Income Taxes	(24,163)	87,139	228,989	7,973
Income Tax	-	-	-	-
Net Gain/(Loss)	(24,163)	87,139	228,989	7,973
Net Income/(Loss) attributable to Non-controlling interests	(3,905)	3,904	(7,813)	7,797
Net Gain/(Loss) attributable to AlphaRx Inc. Stockholders	(28,067)	91,043	221,176	15,770
Comprehensive Loss
Net Gain/(Loss)	(24,163)	87,139	228,989	7,973
Translation Adjustment	(1,650)	140	3,403	2,748
Comprehensive Gain/(Loss)	(25,813)	87,279	232,392	10,721
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(330)	(28)	(681)	(550)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(26,143)	87,251	231,711	10,171
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0003)	$0.0009	$0.0026	$0.0001

Weighted Average Number of Common Shares Outstanding	89,036,000	95,175,047	89,036,000	95,175,047

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
AS OF MARCH 31, 2013 AND SEPTEMBER 30, 2012
(UNAUDITED)
(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)
Balance as of September 30, 2011	98,935,047	$9,594	$17,593,112	$(5,265)	$(19,045,635)	$(1,448,194)	$171,169	$(1,277,025)
Warrants issued for Private Placement			6,558			6,558		6,558
Stock issued for Private Placement	300,000	30	14,970			15,000		15,000
Stock cancelled for settlement	(1,060,000)	(106)	(52,894)			(53,000)		(53,000)
Reverse Split	(76,139,047)	(7,614)	7,614			-		0
Stock Issued for Acquisition	70,000,000	7,000	20,999,000			21,006,000		21,006,000
Foreign Currency Translation				(253)		(253)	(63)	(316)
Non-controlling interest							(15,604)	(15,604)
Net Loss for the period					(77,289)	(77,289)		(77,289)
Balance as of September 30, 2012	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				2,722		2,722	680	3,402
Non-controlling interest							7,813	7,813
Net Gain/(Loss) for the period					221,176	221,176		221,176
Balance as of March 31, 2013	89,036,000	$8,904	$38,568,360	$(2,796)	$(18,901,748)	$19,672,720	$163,995	$19,836,715

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended March 31, 2013	3 months ended March 31,2012	6 months ended March 31,2013	6 months ended March 31,2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(24,163)	$(87,139)	$(228,989)	$(7,973)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	0	865	0	1,519
Stock based compensation	0	6,558	0	6,558
Machinery & Equipment written off	0	(26)	0	3,376
Non-Controlling Interest	10,070	(3,764)	11,215	(5,049)
Changes in assets and liabilities:
Deferred Financing Cost	0	5,000	0	5,000
Decrease/(Increase) in prepayment	3,219	(3,536)	(1,043)	(2,280)
Decrease/(Increase) in accounts receivable	6,866	(5,813)	(143,608)	28,757
Decrease/(Increase) in loan receivable	1,773	0	(11,048)	0
(Decrease)/Increase in accounts payable and accrued liabilities	(8,358)	(95,918)	13,857	(94,817)
(Decrease)/Increase in accrued interest on notes payable	10,765	44,179	15,235	90,399

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	172	34,684	113,597	41,436

CASH FLOWS FROM INVESTING ACTIVITIES
Sold of Machinery & Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance / (cancellation) of Common Stock	0	(38,000)	0	(38,000)
Issuance (repayment) of Notes Payable, net	(29,135)	(5,639)	(96,530)	(32,481)

NET CASH PROVIDED BY FINANCING ACTIVITIES	(29,135)	(43,639)	(96,530)	(70,481)

Effect of exchange rate changes on cash and cash equivalents	(1,650)	3,903	3,719	7,797

NET (DECREASE)/INCREASE IN CASH	(30,613)	(5,052)	20,786	(21,248)

CASH, and cash equivalents, beginning of period	55,741	14,190	4,342	30,386

CASH, and cash equivalents, end of period	$25,128	$9,138	$25,128	$9,138

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$1,492	$0	$13,175	$0

UMEWORLD LIMITED
CONDENSED NOTES TO UNADUDTED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013

NOTE 1. NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of all recurring accruals) considered necessary for fair presentation have been included.  Operating results for the interim periods are not necessarily indicative of the results that may be expected for the year ended September 30, 2013.  Interim unaudited consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended September 30, 2012 filed with SEC on Form 10K.

NOTE 2. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited. The Company was engaged in the development of proven therapies by reformulating FDA approved and marketed drugs using its proprietary drug delivery technology. On November 4, 2011 the Company expanded its business operation to digital media with an intense focus on China.

The interim unaudited consolidated financial statements reflect the activities of UMeWorld Limited, 100% of AlphaRx Canada Limited and 80% of AlphaRx International Holdings Limited (“AIH”) and AlphaRx Life Sciences Ltd. (AIH’s wholly owned subsidiary) collectively the “Company”.  All material inter-company accounts and transactions have been eliminated.

The accompanying interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Continuance of the Company as a going concern is dependent on its future profitability and on the on-going support of its shareholders, affiliates and creditors. Factors relating to going concern issues include working capital deficiencies, operating losses, shareholders’ deficits, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of promissory notes, and private placements.

NOTE 3. NOTES PAYABLE

The Company repaid $5,906 in promissory notes during the three months ended March 31, 2013. These notes bear interest at 12% per annum and are repayable on the first anniversary date of issuance. Previously issued promissory notes bear interest at rates of 8% - 12% per annum. Prepayment of these notes prior to the first anniversary date is permitted.

See also note 8 – Related Party Transactions.

NOTE 4. NON-CONTROLLING INTEREST

Effective June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”) issued 1,500 shares of its common stock to New Super Limited (“NSL”) at a price of approximately $HK 6,667 per share or $HK 10 million in cash (USD $1,288,826). There were 10,000 common shares outstanding of which 8,500 or 85% belong to the Company. With the consolidation of only 85% of AIH, a non-controlling interest was established, representing net amounts owing to the non-controlling shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the interim consolidated financial statements of the Company.

On May 18, 2010, AlphaRx International Holdings Ltd. (“AIH”) issued 625 shares of its common stock to New Super Limited (“NSL”) at a price of approximately $HK 2,166 per share, or $HK1,353,750 in cash  (USD$173,292), representing a further 5% non-controlling interest and increasing the total of the non-controlling interest to 20% after the infusion.

NOTE 5. COMMON STOCK

The Company is authorized to issue 250,000,000 shares of common stock.  As of March 31, 2013 there were 89,036,000 shares of Common Stock issued and outstanding with a stated par value of $0.0001 per share.

NOTE 6. STOCK OPTION PLANS

No options were granted nor were any exercised during the 3 months ended March 31, 2013. There remains 0 options to purchase shares of Common Stock as of March 31, 2013.

During fiscal 2009 employees, officers and consultants exercised a total of 3,430,000 options at an average exercise price of approximately $0.08 per share and resulting in $274,750 in cash proceeds to the Company. Of these options 700,000 were from the 2000 Plan and had a weighted remaining contractual life of 2.5 years when exercised and 2,730,000 were from the 2004 Plan and had a weighted remaining contractual life of 7.8 years when exercised. Immediately thereafter the remaining options in the 2000 Plan and 2003 Plan were cancelled, with the agreement of the option holders. In addition, and pursuant to an application for listing on the Toronto Venture Exchange, the Company cancelled a total of 7,660,000 options with the agreement of the option holders during fiscal 2008.

At the Company’s Annual General Meeting held November 26, 2008 a majority of stockholders approved amendments to the existing Stock Incentive Plans including, among others: (i) combining the 2004 and 2006 Plans into one “2008 Stock Incentive Plan” for ease of administration; (ii) providing a cap for the number of options to be issued at 22,000,000; (iii) providing guidelines for exercise prices such that the exercise price of any newly granted option is never less than the market value or in the case of a 10%+ holder, never less than 110% of the market value on the date of grant; (iv) providing for a maximum term of 5 years for any option granted; (v) provide for a vesting schedule whereby vesting must occur over at least 18 months with no more than 1/6th of the options granted vesting in any 3 month period; (vi) providing for the maximum number of options to be granted to any one individual in any 12 month period to be no more than 5% of the issued and outstanding common stock, and (vii) providing for a maximum number of options to be granted to any Investor Relations party to be no more than 2% of the issued and outstanding common stock.

As a result of the new terms governing the Company’s Stock Incentive Plan, the maximum number of options that can still be issued totals 862,000 (4,310,000 before 1 for 5 reverse split)  regardless of how many are exercised or expire.

NOTE 7. WARRANTS

On January 9, 2012, the Company issued 150,000 warrants to purchase 150,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014. On September 13, 2011, the Company issued 250,000 warrants to purchase 250,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014.

On April 12, 2010, the Company issued 3,740,150 warrants to purchase 3,740,150 shares of Common Stock at $0.085 per share expiring on April 11, 2015. The warrants were issued in exchange for financial advisory services to be provided from the period from April 11, 2010 until Sep 30, 2010. The total fair value of the warrants has been estimated to be $262,090 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 103.86%, risk-free interest rate of 3%, and an expected life of 5 years. The company recorded $262,090 in stock based compensation for the year ended September 30, 2010 (2009- $73,725). No income tax benefit has been realized as a result of warrant amortization expenses during 2010 and 2009. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

As at March 31, 2013 there were 1,508,030 (7,540,150 before 1 for 5 reverse split) warrants issued and outstanding. Additional details regarding warrant activity and warrants outstanding as of March 31, 2013 are seen in the table below.

Outstanding as at March 31, 2013	Issue Date	Exercise Price $	Share Price on Grant Date $	Expiry Date	Remaining Contractual Life (Years)	Reason for Issuance
3,000,000	4/1/2009	0.03	0.03	3/31/2014	1.25	Issued in exchange for financial advisory services.
3,740,150	4/12/2010	0.085	0.085	4/11/2015	2.28	Issued in exchange for financial advisory services.
400,000	8/3/2011	0.075	0.04	6/30/2014	1.50	Issued in exchange for Private Placement.
250,000	9/13/2011	0.075	0.05	6/30/2014	1.50	Issued in exchange for Private Placement
150,000	1/9/2012	0.075	0.05	6/30/2014	1.50	Issued in exchange for Private Placement
Total		Weighted Average Exercise Price			Weighted Average Contractual Life (Years)
7,540,150		$ 0.06			1.537

NOTE 8. RELATED PARTY TRANSACTIONS

The Company sources some of its funding in the form of promissory notes from Michael Lee – President and CEO. The Company is indebted to Mr. Lee in the amount of $69,293 including accrued interest of $25,494 as of March 31, 2013.   The directors did not loan any funds to the Company during the three months ended March 31, 2013. These promissory notes bear interest at 12% per annum and are unsecured.

NOTE 9. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB updated FASB ASC Subtopic 810-10, Consolidation (formerly SFAS No. 160). This guidance establishes accounting and reporting standards for non-controlling interests in subsidiaries. The guidance clarifies that a non-controlling interest in a subsidiary be accounted for as a component of equity, but separate from the parent’s equity. Furthermore, the amount of consolidated net income attributable to the parent and the non-controlling interest must be clearly identified and presented on the face of the Consolidated Statements of Operations. The Company adopted the provisions of the guidance effective October 1, 2009 and the provisions are being applied prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively. The adoption did not have a material impact on our consolidated financial statements.

Recent Issued Standards

In April 2011, the FASB issued ASU 2011-03, Consideration of Effective Control on Repurchase Agreements, which deals with the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 changes the rules for determining when these transactions should be accounted for as financings, as opposed to sales. The guidance in ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of ASU 2011-03 is not expected to have a material impact on the Company’s financial condition or results of operation.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and IFRS, and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material effect on its operating results or financial position.

In June 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 will be effective for the Company beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-05 to have a material effect on its operating results or financial position. However, it will impact the presentation of comprehensive income.

In September 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In July 2012, the FASB has issued Accounting Standards Update (ASU) No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill.

Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In August 2012, the FASB has released Accounting Standards Update (ASU) No. 2012-03, Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22. This ASU amends various SEC paragraphs: (a) pursuant to the issuance of Staff Accounting Bulletin No. 114; (b) pursuant to the issuance of the SEC’s Final Rule, Technical Amendments to Commission Rules and Forms Related to the FASB’s Accounting Standards Codification, Release Nos. 33-9250, 34-65052, and IC-29748 August 8, 2011; and (c) related to ASU No. 2010-22, Accounting for Various Topics.

NOTE 10. TRANSACTION ADJUSTMENTS

Additional accumulated differences derived from the beginning balances of Non-controlling Interest and Additional-paid-in capital carryover from previous periods is adjusted to reflect the correct balancing figures. This adjustment is a change of accounting estimation on applicable foreign exchange rate on various transactions and its carryover effects. This change of estimation is not material and has no impact on current period statement of income or operation results.

NOTE 11. RECLASSIFICATIONS

Certain amounts from prior year have been reclassified to conform to current year’s presentation.

NOTE 12. SUBSEQUENT EVENTS

The Company has evaluated all other subsequent events through May 24, 2013, the date these consolidated financial statements were issued and determined that there were no other subsequent events or transactions that require recognition or disclosures in the financial statements except the acquisition of UMeLook on August 30, 2012 which will contain a British Virgin Islands holding company, a Hong Kong intermediate-holding company, a People’s Republic of China (“PRC”) wholly foreign owned enterprise (“WFOE”) subsidiary and a PRC operation company which will hold the web license while under the financial control of the WFOE in a Variable Interest Entity (“VIE”) structure. This set-up is not yet completed. Therefore, part of the acquisition becomes a deposit which is pending on the completion of the corporate structure to determine the final value allocation on the consideration of the acquisition.